

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Document Control
NO ACT
P.E. 5-12-07

RECD S.E.C.
MAY 1 2 2007
1086

DIVISION OF
MARKET REGULA



07054739

January 12, 2007

Act	'34 Act
Section	Section 14(e)
Rule	14e-5
Public Availability	May 12, 2007

Robert P. Mollen, Esq.
Fried, Frank, Harris, Shriver & Jacobson (London) LLP
99 City Road
London EC1Y 1AX
England

PROCESSED
MAY 30 2007
THOMSON FINANCIAL

Re: Tender Offer by Pfleiderer AG for Pergo AB (publ)
File No. TP 07-26

Dear Mr. Mollen:

This is in response to your letter dated January 12, 2007. A copy of that letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the United States Securities and Exchange Commission ("Commission") hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 ("Exchange Act") to permit the Prospective Purchasers to purchase or arrange to purchase Pergo Shares outside the Offer, particularly in light of the following facts:

- The Offer is required to be conducted in accordance with the Swedish Takeover Act and Takeover Rules;
- Any purchases of Pergo Shares by the Prospective Purchasers will be subject to the Swedish Takeover Act and Takeover Rules;
- Pergo, a public limited liability company organized under the laws of Sweden, is a "foreign private issuer," as defined in Rule 3b-4(c) under the Exchange Act; and
- The existence of the Communique on the Exchange of Information and the Establishment of a Framework for Cooperation between the Commission and the Swedish Financial Supervisory Authority dated September 25, 1991.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit the Prospective Purchasers to purchase or arrange to purchase Pergo Shares otherwise than pursuant to the Offer, subject to the following conditions:

1. No purchases or arrangements to purchase Pergo Shares or any securities that are immediately convertible into, exchangeable for, or exercisable for Pergo Shares, otherwise than pursuant to the Offer, will be made in the United States;
2. The Offer Document shall disclose prominently the possibility of, or the intention to make, purchases of Pergo Shares by the Prospective Purchasers during the Offer;
3. The Prospective Purchasers shall disclose in the United States information regarding purchases of Pergo Shares to the extent such information is made public in Sweden pursuant to Swedish law;
4. The Prospective Purchasers shall comply with any applicable rules under Swedish law including the Takeover Act and the Takeover Rules;
5. The Prospective Purchasers shall provide to the Division of Market Regulation ("Division"), upon request, a daily time-sequenced schedule of all purchases of Pergo Shares made by it during the Offer, on a transaction-by-transaction basis, including:
    a. size, broker (if any), time of execution, and price of purchase; and
    b. if not executed on the Exchange, the exchange, quotation system, or other facility through which the purchase occurred;
6. Upon the request of the Division, the Prospective Purchasers shall transmit the information as specified in paragraphs 5.a. and 5.b. above to the Division at its offices in Washington, D.C. within 30 days of its request;
7. The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;
8. Representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and
9. Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

The foregoing exemption from Rule 14e-5 under the Exchange Act expressed above is based solely on your representations and the facts presented, and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the Offer must comply with these and any other applicable provisions of the federal securities laws. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation pursuant to delegated authority,



James A. Brigagliano
Acting Associate Director
Division of Market Regulation

Attachment

99 City Road
London EC1Y 1AX
Tel: +44.20.7972.9600
Fax: +44.20.7972.9602
www.friedfrank.com

FRIED FRANK

**CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. §200.81**

January 12, 2007

Mr. James A. Brigagliano
Acting Associate Director
Division of Market Regulation
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

**Re: Tender Offer by Pfleiderer AG for Pergo AB (publ)
Rule 14e-5 under the Securities Exchange Act of 1934, as amended**

Dear Mr. Brigagliano:

We are writing on a confidential basis on behalf of our client, Pfleiderer AG ("**Pfleiderer**"), a German stock corporation, respectfully to request that the Securities and Exchange Commission (the "**Commission**") issue an order granting an exemption from Rule 14e-5 ("**Rule 14e-5**") promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), to Pfleiderer, allowing it, and any person acting on its behalf, to make certain purchases of ordinary shares, ratio value SEK 10 per share (the "**Pergo Shares**"), of Pergo AB (publ) ("**Pergo**"), a public limited company incorporated under the laws of Sweden, in connection with a tender offer (the "**Offer**") by Pfleiderer Sweden AB (the "**Offeror**"), a limited company incorporated under the laws of Sweden and a wholly-owned indirect subsidiary of Pfleiderer, on behalf of Pfleiderer, for the entire issued and to be issued share capital of Pergo (as described more fully below).

The Offer will be made in cash and will be structured as a single offer made concurrently in Sweden, the United States and other jurisdictions where the offer may be legally extended. Pfleiderer currently plans to announce the Offer on January 15, 2007, or as soon as practicable thereafter.

Background Information

Pfleiderer

Pfleiderer is a foreign private issuer ("**Foreign Private Issuer**") as defined in Rule 3b-4(c) promulgated under the Exchange Act. Pfleiderer's equity securities are traded on the Frankfurt, Munich, Stuttgart, Hamburg, Düsseldorf and Berlin Stock Exchanges. Pfleiderer does not have any class of equity securities registered under Section 12 of the Exchange Act and is not subject to the periodic reporting requirements of the Exchange Act. There is no sponsored or, insofar as Pfleiderer is aware, unsponsored American Depositary Receipt ("**ADR**") facility relating to Pfleiderer's equity securities.

Pfleiderer is headquartered in Germany and is one of Europe's top system providers for engineered wood products and melamine faced chipboard.

The Offeror

The Offeror also is a Foreign Private Issuer. The Offeror is a wholly-owned indirect subsidiary of Pfleiderer. The Offeror was established on July 3, 2006, and registered with the Swedish Companies Registration Office on July 26, 2006. The Offeror has never conducted and at present does not conduct any business, and its sole business purpose is to make the Offer and take all actions to finance and complete the Offer and subsequently operate as parent company of Pergo.

Pergo

Pergo also is a Foreign Private Issuer. The Pergo Shares are not currently registered under Section 12 of the Exchange Act and, based on public information sources available to Pfleiderer, Pfleiderer has no reason to believe that such registration is currently required. In addition, to the best of Pfleiderer's knowledge, there is neither a sponsored nor an unsponsored ADR facility relating to the Pergo Shares.

Pergo is a flooring company headquartered in Sweden and listed on the Stockholm Stock Exchange, part of OMX Nordic Exchange (the "**Exchange**"). Pergo is a leading manufacturer of laminate flooring, and its main markets are Europe and North America.

According to information dated December 29, 2006, from the Swedish Companies Registration Office, Pergo has 53,569,685 Pergo Shares issued and outstanding (the "**Issued Share Capital**"). In addition, Pergo has issued 2,700,000 warrants (the "**Pergo Warrants**") to one of its subsidiaries with the purpose that such warrants shall be subsequently delivered to Pergo management under Pergo's existing employee stock option program. Based on information provided by Pergo (identifying shareholders who together hold 93.4% of the Issued Share Capital), there are two Pergo shareholders holding more than 10% of the Issued Share Capital (Laxey Partners Ltd, Isle of Man (holding approximately 10.62 million shares, or 19.8%) and M2 Capital Management, L.P., New York (holding approximately 7.88 million shares, or 14.7%)).[1] Because a substantial number of Pergo Shares are held through sub-nominees, Pfleiderer has not been able to determine the exact level of the U.S. shareholding.

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1 Apart from M2 Capital Management, 16 U.S. shareholders appear in the information provided by Pergo, holding approximately 7.35 million shares, or 13.7%. Counting only those U.S. holders, and using the method of calculation specified in Instruction 2 to paragraphs (c) and (d) of Rule 14d-1 promulgated under the Exchange Act, 21.0% of the Issued Share Capital is held by U.S. holders.

However, based on the information currently available to Pfleiderer and the method of calculation specified in Instruction 2 to paragraphs (c) and (d) of Rule 14d-1 promulgated under the Exchange Act, Pfleiderer believes that between 10% and 40% of the Issued Share Capital is held by U.S. holders. As a result, Pfleiderer intends to rely on the "Tier II" exemption afforded by Rule 14d-1(d) in connection with the Offer.

Interaction between Pfleiderer and Pergo

In September 2006, Pfleiderer and Pergo initiated discussions about Pfleiderer's possible interest in making an offer for the Pergo Shares. In this connection, on September 25, 2006, Pfleiderer and Pergo entered into a confidentiality agreement.

Following the discussions, on October 2, 2006, Pfleiderer submitted a non-binding proposal to Pergo, indicating Pfleiderer's willingness to make an all-cash tender offer, subject to certain conditions. The board of directors of Pergo turned down the offer.

Discussions subsequently resumed, pursuant to which, on October 29, 2006, Pfleiderer submitted another non-binding proposal to Pergo for an all-cash tender offer, again subject to certain conditions, most notably a due diligence review (the "**Due Diligence**") of Pergo by Pfleiderer. On the same date, and in connection with the non-binding proposal, Pfleiderer and Pergo entered into an exclusivity agreement under which Pfleiderer was granted an exclusivity period from the date of the agreement until three weeks from the date Pfleiderer was given access to a data room for the performance of the Due Diligence. During the exclusivity period, Pergo could not solicit an offer for all the Pergo Shares or any other transaction involving all or substantially all of Pergo's business from any third party, and could not provide information to, negotiate with or accept any such offer from any such third party. Pfleiderer commenced the Due Diligence on November 1, 2006. The exclusivity period was subsequently extended. Pfleiderer anticipates that the Offer will be announced on or about January 15, 2007, and will commence on or about January 30, 2007.

Pfleiderer would like the ability to make purchases of Pergo Shares and enter into and exercise options to acquire Pergo Shares outside of the United States and in accordance with Swedish law so that it may pursue the Offer to the full extent permitted by the Swedish Takeover Act (the "**Takeover Act**")[2] and the takeover rules (the "**Takeover Rules**") of the Exchange, as interpreted by the Swedish Securities Council.

Proposed Offer Structure

The Offer will be made in cash and will be structured as a single offer made concurrently in Sweden, the United States and other jurisdictions where the offer may be legally extended. In accordance with customary practice in Sweden, the Offer in all jurisdictions will be made by the Offeror directly.

The Pergo Shares are to be acquired by the Offeror under the Offer, fully paid, free from all liens, equitable interests, charges, encumbrances, rights of preemption and any other third party rights and/or interests and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends, interest and other distributions (if any) declared, made, paid or payable after the announcement of the Offer.

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[2] Sw. Lag (2006:451) om offentliga uppköpserbjudanden på aktiemarknaden.

To the extent a dividend or other distribution is proposed, declared, made or payable by Pergo with respect to a Pergo Share as of the date of the announcement of the Offer or will become so proposed, declared, made or payable after such date, the price payable under the Offer with respect to Pergo Shares and Pergo Warrants will be reduced by the amount of the dividend and/or distribution, except to the extent the Pergo Share is or will be transferred pursuant to the Offer on a basis which entitles the Offeror alone to receive the dividend or distribution directly from Pergo and to retain it.

The Offer will be conditional, *inter alia,* on (i) the Offeror receiving acceptances in the Offer such that the Offeror becomes the owner of more than 90% of Pergo's total issued ordinary share capital, and (ii) the receipt of regulatory approvals. The Offer will also be subject to certain other conditions which are customary for a transaction of this type.

Notwithstanding the foregoing, however, the Offeror will reserve the right to waive, in whole or in part, any or all of the conditions and to complete the Offer at a lower level of acceptance.

The Offer will be structured to comply with (i) the Takeover Act; (ii) the Takeover Rules; and (iii) except as otherwise exempted, Section 14(e) of the Exchange Act and Regulation 14E promulgated thereunder. Pfleiderer's primary objective in structuring the Offer is to allow for participation by Pergo shareholders in Sweden and the United States to the greatest extent practicable, while also complying with the requirements applicable to the Offer in each such jurisdiction. The offer document used in connection with the Offer (the "**Offer Document**") will be prepared with a view to complying with the Takeover Act and the Takeover Rules and, except as otherwise requested herein, Section 14(e) of the Exchange Act and Regulation 14E promulgated thereunder. Since Pergo has no class of equity securities registered under Section 12 of the Exchange Act, the Offer will not be subject to compliance with Section 14(d) of the Exchange Act or Regulation 14D promulgated thereunder.

The Offer Document will be mailed or made available to all Pergo shareholders in Sweden, the United States and other jurisdictions where the offer may be legally extended. The Offer will remain open for acceptance for a period of at least 20 U.S. business days (the "**Initial Offer Period**"). Pursuant to Rule 14e-l(a) promulgated under the Exchange Act, the Initial Offer Period will not be less than 20 U.S. business days from the mailing of the Offer Document and can be extended for such additional period or periods as may be (i) determined by the Offeror ("**Voluntary Extensions**") and (ii) required or necessary to comply in this respect with Section 14(e) of the Exchange Act and Regulation 14E promulgated thereunder, the Takeover Act or the Takeover Rules ("**Mandatory Extensions**").

Once the Offer becomes or has been declared wholly unconditional, the Offeror will have acquired all Pergo Shares with respect to which it has received valid acceptances and will settle the cash consideration in respect of all such accepted Pergo Shares approximately 7-9 Swedish business days thereafter, in accordance with Swedish practice and the Takeover Rules.

Statement of Applicable Regulation

Rule 14e-5

Subject to certain exceptions, Rule 14e-5 prohibits a covered person (as defined in Rule 14e-5) from, directly or indirectly, purchasing or arranging to purchase any securities to be acquired in a tender offer for equity securities or any securities immediately convertible into, exchangeable for or exercisable for such securities, except as part of the tender offer. This prohibition applies from the time the offer is publicly announced until it expires. Rule 14e-5 defines a "covered person" as (i) the offeror and its affiliates, (ii) the offeror's dealer-manager and its affiliates, (iii) any advisor to the foregoing persons whose compensation is dependent on the completion of the offer, and (iv) any person acting, directly or indirectly, in concert with any of the foregoing in connection with any purchase or arrangement to purchase any subject securities or any related securities. Purchases of Pergo Shares by Pfleiderer, the Offeror or other covered persons acting for the account or benefit of Pfleiderer outside the Offer would not fall within any of the excepted activities specifically outlined in Rule 14e-5. Accordingly, in the absence of exemptive relief, such purchases would be prohibited after the public announcement of the Offer and would continue for the remainder of the Offer.

Swedish Regulation

Under Swedish law, purchases of a target's securities by a bidder or a person acting for the account or benefit of the bidder outside an offer are permitted, subject to certain limitations, and such purchases are common in connection with offers for Swedish companies. Under the Takeover Act and the Takeover Rules, Pfleiderer, the Offeror and their respective advisers and brokers are permitted to purchase Pergo Shares in the open market or otherwise and enter into and exercise options to acquire Pergo Shares prior to and during the conduct of, but outside, the Offer, subject to certain limitations, including as to price (as described more fully below).

The Takeover Rules provide protections similar to those noted by the staff in prior requests by bidders seeking relief from the provisions of Rule 14e-5 in a number of different jurisdictions, making exemptive relief appropriate in the circumstances of the Offer.[3] For example, the Takeover Rules require that the Offer price be increased to the level of any higher purchase price outside the Offer. In addition, any purchases outside the Offer by any party to the transaction (including Pfleiderer, the Offeror, their respective affiliates and subsidiaries and any adviser, broker or other person acting as the agent of or on behalf of Pfleiderer or the Offeror (collectively, the "**Prospective Purchasers**")) are, *inter alia,* required to be disclosed on a next-day basis through a press announcement under the Swedish Rules on Disclosures of Shareholdings (subject to certain thresholds).[4] Disclosures of these purchases attract significant publicity by their very nature and they are disseminated on dealers' trading screens throughout the Swedish market.

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3 See Old Mutual PLC Offer for Försäkringsaktiebolaget Skandia (publ) (October 26, 2005); Macquarie Airports Copenhagen ApS Offer for Kobenhavns Lufthavne A/S (October 24, 2005); Axel Springer AG Offer for ProSiebenSat.1 Media AG (September 12, 2005); Danaher Corporation Offer for Leica Geosystems Holdings AG (August 5, 2005); Compagnie de Saint-Gobain Offer for BPB plc (July 29, 2005); AFB Investment S.A. Offer for Forbo Holding AG (March 17, 2005); United Technologies Corporation Offer for Kidde plc (December 15, 2004); 91 Profi-Start 2004 GmbH Offer for P & I Personal & Informatik Aktiengesellschaft (June 24, 2004); UCB S.A. Offer for Celltech Group plc (May 19, 2004); SABMiller PLC Offer for Harbin Brewery Group Limited (May 10, 2004); Anheuser-Busch Companies, Inc. Offer for Harbin Brewery Group Limited (May 7, 2004); Songbird Acquisition Limited Offer for Canary Wharf Group plc (April 22, 2004); BLB Investors, L.L.C. Offer for Wembley plc (March 31, 2004); CWG Acquisition Limited Offer for Canary Wharf Group plc (February 9, 2004); Twins Acquisition, Inc. Offer for IDS Group plc (June 25, 2003); and Serono France Holding S.A. Offer for Genset S.A. (May 14, 2003).

4 The reporting thresholds in Sweden are at every 5% (up to 90%) and at 33.3% and 66.7%.

Basis for Exemption

Rule 14e-5 is designed to protect investors by "preventing an offeror from extending greater or different consideration to some security holders by offering to purchase their shares outside the offer, while other security holders are limited to the offer's terms."[5] The Commission has recognized that a strict application of Rule 14e-5 could disadvantage U.S. security holders in some cases. In this context, the Commission has noted that "flexible application of Rule 14e-5 is necessary and appropriate to encourage offerors for the securities of foreign private issuers to extend their offers to U.S. security holders."[6] The Commission has enumerated certain factors that it considers important in ruling on a Rule 14e-5 exemption request, including (i) the degree of U.S. ownership of the target; (ii) whether the offer will be made to U.S. holders on an equal basis to non-U.S. holders; (iii) whether the consideration will be cash or securities; (iv) whether the offer is subject to foreign regulation that provides protections comparable to Rule 14e-5; and (v) whether the principal trading market for the target's securities is outside the United States.

In the context of this transaction, the U.S. holders of Pergo Shares will be entitled to participate in the Offer on terms as favorable as those offered to holders in Sweden. The Offeror will disseminate to the holders of Pergo Shares who are in the United States all available information that is required by the Takeover Act and the Takeover Rules. We are of the opinion that the relief being requested is consistent with the relief granted by the Commission in a number of prior letters.[7]

The Commission has provided for continued review of exemption requests, on a case-by-case basis, in situations, such as the instant case, where U.S. ownership exceeds (or is presumed to exceed) 10%. We believe the exemptive relief required from Rule 14e-5 with respect to the Offer is, in large measure, contemplated by or consistent with the exemptive relief granted in connection with other, similarly structured tender offers.

Requested Exemptive Relief

Although there are, in our view, serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act – namely that there be a purchase of a security "by the use of any means or instrumentality of interstate commerce, or of the mails or of any facility of any national securities exchange" – would be satisfied if Pfleiderer and any other Prospective Purchasers made purchases of Pergo Shares outside the U.S., we nonetheless apply, on behalf of such persons, for exemptive relief for such purchases from the provisions of Rule 14e-5 pursuant to Rule 14e-5(d), as set forth below. We have been requested by Pfleiderer to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of Pergo Shares outside the U.S. in the absence of such exemptive relief.

Based on the foregoing, we respectfully request that Pfleiderer and any other Prospective Purchasers be granted exemptive relief from the provisions of Rule 14e-5 in order to permit purchases, directly or indirectly, of Pergo Shares or any securities that are immediately

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5 Cross-Border Tender and Exchange Offers, Business Combinations and Rights Offerings. Release No. 34-42054, International Series Release No. 1208 (October 26, 1999). Section II.C.1.

6 *Id.*

7 See *supra* note 3.

convertible into, exchangeable for, or exercisable for Pergo Shares outside the Offer by any Prospective Purchaser that would otherwise be prohibited by Rule 14e-5, subject to the following conditions:

(a) no purchases of, or arrangements to purchase, directly or indirectly, Pergo Shares or any securities that are immediately convertible into, exchangeable for, or exercisable for Pergo Shares, otherwise than pursuant to the Offer, will be made in the United States;

(b) disclosure of the possibility of such purchases by the Prospective Purchasers, otherwise than pursuant to the Offer, shall be included prominently in the Offer Document;

(c) the Prospective Purchasers shall disclose in the United States information regarding such purchases to the extent such information is made public in Sweden pursuant to Swedish law;

(d) the Prospective Purchasers shall comply with any applicable rules in Sweden, including the Takeover Act and the Takeover Rules;

(e) upon request of the Division of Market Regulation (the "**Division**"), the Prospective Purchasers shall provide to it a daily time-sequenced schedule of all purchases of Pergo Shares made by any of them during the Offer, on a transaction-by-transaction basis, including: (i) the size, broker (if any), time of execution and purchase price; and (ii) if not executed on the Exchange, the exchange, quotation system or other facility through which the purchases occurred;

(f) upon request of the Division, the Prospective Purchasers shall transmit to it the information specified in clauses (e)(i) and (e)(ii) above to the Division at its offices in Washington, D.C. within 30 days of its request;

(g) the Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

(h) representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to such records; and

(i) except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

Conclusion

Pursuant to 17 CFR Section 200.81, we respectfully request on behalf of Pfleiderer that this exemptive request and the response be accorded confidential treatment until 120 days after the date of the response to such request or such earlier date as we advise that all of the information in this letter has been made public. This request for confidential treatment is made because certain facts set forth in this letter, including Pfleiderer's intention to make the offer, have not yet been made public.

We respectfully request that the Commission issue the requested exemptive relief and confirmation as soon as practicable. If you require any further information or have any questions, please contact the undersigned at +44 20 7972 9604 or Fredrik Skribeland at +44 20 7972 9193. For your convenience, we may be contacted via e-mail at Robert.Mollen@FriedFrank.com and Fredrik.Skribeland@FriedFrank.com, respectively.

Very truly yours,



Robert P. Mollen

END